EXHIBIT 99.1

XORTX Announces Rescheduling of Special Meeting of Shareholders

CALGARY, Alberta, Oct. 25, 2023 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces that the special meeting of shareholders that was scheduled for 10:00 a.m. (Calgary time) on October 25, 2023 (the “Meeting”) has been cancelled and will be rescheduled.

The Meeting had been called for shareholders to consider a consolidation of the Company’s issued and outstanding shares in order for the Company to regain compliance with the continued listing requirements for the NASDAQ Capital Market.

As a result of the significant share volume during the past 30 days (in excess of 90 million shares traded on NASDAQ), XORTX believes that its shareholder base changed materially and is more aligned with US investors with a preference for a NASDAQ listing. In addition, the Company has become aware of potentially unusual proxy solicitation activities by a Canadian based investment advisor and that the Company believes provided misleading information to shareholders. The Company has provided details of these potentially unusual proxy solicitation efforts to the regulatory authorities in Canada for investigation.

The Company continues to believe that a NASDAQ listing is important to provide greater liquidity for investors and will continue to greatly assist the Company as it seeks funding for its future clinical and commercial milestones and other activities.

Further updates on a date for a rescheduled meeting will be provided as soon as such details are available.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO adavidoff@xortx.com or +1 403 455 7727	Nick Rigopulos, Director of Communications nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, OIipriya Das, PhD, MSc olipriya.das@russopartnersllc.com or +1 409 365 3641

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX are contained under the heading “Risk Factors” in XORTX’s Annual Information Form filed with the applicable Canadian securities regulators and the Company’s 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.